

Unaudited Financials

Couch
& ASSOCIATES, INC

June 22, 2016

Red Bay Coffee, LLC
3098 East Tenth Street
Oakland, CA 94601
Attn: Keba Konte

Dear Mr. Konte,

Per you request, I am outlining the general accounting principles related to revenue and expense recognition and balance sheet presentation for Red Bay Coffee LLC for the year ended December 31, 2015.

- Red Bay Coffee LLC recognized revenue and expenses on the accrual basis of accounting.
- Inventory is valued at the lower of cost or market using the first in first out (FIFO) method.
- There is accrued equity due from the majority member (Keba Konte) of $20,000.
- All Kickstarter proceeds are non-interest bearing short term liabilities.
- All long term debt and convertible long term debt are separately stated on the balance sheet.

Let me know if you have any questions.

Charles T. Frisbie, CPA

**Red Bay Coffee**
**Profit and Loss**
January - December 2015

|  | Total |
|---|---:|
| **Income** | |
| Kickstarter Revenue | 64,788.00 |
| PayPal Income | 476.50 |
| Refund | 320.20 |
| Sales | 404,002.82 |
| Sales of Product Income | 128.28 |
| Square Income | 8,589.45 |
| **Total Income** | **$ 478,305.25** |
| **Cost of Goods Sold** | |
| Coffee | 171,896.49 |
| Cost of Goods Sold | 911.63 |
| Freight Costs | 769.29 |
| Inventory Shrinkage | 0.00 |
| KickStarter - COGS | -850.00 |
| Merchandise | 274.60 |
| Research | 247.35 |
| Roasting | 43,850.37 |
| Roasting Supplies | 234.67 |
| Supplies | 18,913.99 |
| **Total Cost of Goods Sold** | **$ 236,248.39** |
| **Gross Profit** | **$ 242,056.86** |
| **Expenses** | |
| Advertising and Promotion | 3,135.00 |
| Auto and Truck Expenses | 184.59 |
| Fuel | 1,108.83 |
| Insurance | 1,027.29 |
| Parking and Tolls | 433.49 |
| Repairs and Maintenance | 1,930.42 |
| **Total Auto and Truck Expenses** | **$ 4,684.62** |
| Bank Service Charges | 1,656.79 |
| Business License and Permits | 912.65 |
| Donations | 50.00 |
| Employee Benefits | 133.00 |
| Guaranteed Payment | 43,548.58 |
| Insurance Expense | 3,558.66 |
| Interest Expense | 3,427.31 |
| Marketing | 1,000.00 |
| Materials | 6,951.84 |
| Meals and Entertainment | 3,803.09 |
| Office Expense | 3,452.93 |
| Office Supplies | 273.25 |
| PayPal Fees | 89.78 |
| PayPal Website Fee | 150.00 |
| Payroll Expenses | |
| Employee Taxes | 868.69 |

| | | |
|---|---|---:|
| **Employee Medicare** | | 158.94 |
| **Employee Social Security** | | 679.62 |
| **Federal Income Tax** | | 1,367.80 |
| **Total Employee Taxes** | $ | **3,075.05** |
| **Employer Taxes** | | 10,715.36 |
| **Employer Social Security** | | 679.62 |
| **Federal Unemployment Tax** | | 21.23 |
| **Medicare** | | 158.94 |
| **Total Employer Taxes** | $ | **11,575.15** |
| **Payroll Fees** | | 368.00 |
| **Payroll Salary** | | 42,112.94 |
| **Reimbursements** | | 7,927.18 |
| **Total Payroll Expenses** | $ | **65,058.32** |
| **Postage and Delivery** | | 3,048.40 |
| **Printing and Reproduction** | | 784.02 |
| **Professional Fees** | | 585.00 |
| **Consulting** | | 15,530.50 |
| **Legal** | | 6,006.30 |
| **Outside Services** | | 124,227.71 |
| **Website** | | 2,890.53 |
| **Total Professional Fees** | $ | **149,240.04** |
| **Rent Expense** | | 22,028.41 |
| **Repairs and Maintenance** | | 2,636.54 |
| **Small Equipment** | | 12,363.02 |
| **Square Fees** | | 4,267.73 |
| **State Taxes** | | 145.25 |
| **State Disability Insurance** | | 98.67 |
| **State Employment Training Tax** | | 3.54 |
| **State Taxes** | | 419.40 |
| **State Unemployment Tax** | | 120.30 |
| **Total State Taxes** | $ | **787.16** |
| **Supplies & Materials** | | 9,545.18 |
| **Travel Expense** | | 5,624.03 |
| **Unapplied Cash Bill Payment Expense** | | 25.00 |
| **Uncategorized Expense** | | 2,220.24 |
| **Utilities** | | 724.31 |
| **Zoning Fees** | | 56.00 |
| **Total Expenses** | $ | **355,235.90** |
| **Net Operating Income** | -$ | **113,179.04** |
| **Other Income** | | |
| **Microdeposit** | | 3.61 |
| **Total Other Income** | $ | **3.61** |
| **Other Expenses** | | |
| **Ask My Accountant** | | 30,254.45 |
| **Other Expenses** | | 1,695.96 |
| **Total Other Expenses** | $ | **31,950.41** |
| **Net Other Income** | -$ | **31,946.80** |
| **Net Income** | -$ | **145,125.84** |

Monday, Mar 14, 2016 10:37:55 AM PDT GMT-7 - Accrual Basis

Red Bay Coffee
Balance Sheet
As of December 31, 2015

|  | Total |
|---|---:|
| **ASSETS** |  |
| **Current Assets** |  |
| **Bank Accounts** |  |
| **Chase 3095** | 15,273.89 |
| **PayPal Bank** | 976.19 |
| **Petty Cash/Red Bay Register** | 373.73 |
| **Savings** | 340,003.61 |
| **Total Bank Accounts** | **$356,627.42** |
| **Accounts Receivable** |  |
| **Accounts Receivable** | 16,694.69 |
| **Total Accounts Receivable** | **$16,694.69** |
| **Other current assets** |  |
| **Inventory Asset** | 0.00 |
| **Loan to Family** | 5,000.00 |
| **Loan to Partners-Keba** | 27,500.00 |
| **Loans to Chasing Lions** | 5,000.00 |
| **Undeposited Funds** | 18,959.28 |
| **Total Other current assets** | **$56,459.28** |
| **Total Current Assets** | **$429,781.39** |
| **Fixed Assets** |  |
| **Auto (Ford Van)** | 1,183.02 |
| **Automibile (Toyota)** | 7,500.00 |
| **Container** | 30,578.00 |
| **Delivery Bike** | 2,500.00 |
| **Equipment** | 51,852.01 |
| **Furniture** | 4,983.86 |
| **Lease Hold Improvements** |  |
| **Lease Hold Improvements-Origina** | 1,718.50 |
| **Total Lease Hold Improvements** | **1,718.50** |
| **Total Fixed Assets** | **$100,315.39** |
| **Other Assets** |  |

| | |
|---|---:|
| **Loan Fees** | 6,000.00 |
| **Pre Pay Rent** | 5,000.00 |
| **Security Deposit** | 10,950.00 |
| **Total Other Assets** | **$21,950.00** |
| | |
| **TOTAL ASSETS** | **$552,046.78** |

**LIABILITIES AND EQUITY**

**Liabilities**

  **Current Liabilities**

| | |
|---|---:|
| **Accounts Payable** | |
|   **Accounts Payable** | 31,325.79 |
| **Total Accounts Payable** | **$31,325.79** |
| | |
| **Other Current Liabilities** | |
|   **Business Loans** | |
|     **Square Capital** | 1,675.44 |
|   **Total Business Loans** | **1,675.44** |
| | |
|   **Kickstarter Liabilities** | |
|     **Penrose Restaurant** | 4,300.00 |
|     **Signature Development** | 9,850.00 |
|   **Total Kickstarter Liabilities** | **14,150.00** |
|   **Payroll Liabilities** | 0.00 |
|   **Payroll Suspense** | 0.00 |
|   **Square Capital Advance** | 0.00 |
|   **Square Tips** | 19.55 |
|   **Wearhaus** | 2,516.67 |
| **Total Other Current Liabilities** | **$18,361.66** |
| | |
| **Total Current Liabilities** | **$49,687.45** |
| | |
| **Long-Term Liabilities** | |
|   **Long Term Liability Loans** | 25,000.00 |
|     **Akonadi Funding** | 100,000.00 |
|     **FGJ Funding** | 298,666.72 |
|     **PCV Funding** | 200,000.00 |
|   **Total Long Term Liability Loans** | **623,666.72** |
| **Total Long-Term Liabilities** | **$623,666.72** |
| | |
| **Total Liabilities** | **$673,354.17** |

Unaudited Financials

**Equity**

   **Capital - Konte**

| | |
|---|---:|
| Contributions | 29.23 |
| Distributions/Withdrawals | -2,975.02 |
| **Total Capital - Konte** | **-2,945.79** |
| **Equity Investments** | 20,000.00 |
| **Opening Balance Equity** | 3,051.63 |
| **Retained Earnings** | -16,780.89 |
| **Net Income** | -124,632.34 |
| **Total Equity** | **$ -121,307.39** |
| **TOTAL LIABILITIES AND EQUITY** | **$552,046.78** |

Monday, Feb 01, 2016 04:29:21 PM PST GMT-8 - Accrual Basis

This report was created using QuickBooks Online Plus.